Exhibit 99.1

Franco-Nevada Reports Strong 2012 Financial Results and Hosts Investor Day

TORONTO, March 19, 2013 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported its financial results for the three and twelve months ended December 31, 2012. Financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in U.S. dollars (unless otherwise noted). The Company’s Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found on Franco-Nevada’s website at www.franco-nevada.com.

Selected Financial Information

(in millions of U.S. dollars, except per share amounts)	Q4 2012	Q4 2011	2012	2011
Revenue	$114.1	$118.5	$427.0	$411.2
Operating income (loss)	(21.8)	(107.7)	138.4	28.0
Net income (loss)	(33.1)	(105.4)	102.6	(6.8)
Basic earnings (loss) per share	$(0.23)	$(0.80)	$0.72	$(0.05)
Dividends paid per share	$0.15	$0.12	$0.54	$0.32

Adjusted EBITDA(1)	$93.7	$94.2	$347.8	$327.3
Adjusted EBITDA(1) per share	$0.65	$0.72	$2.43	$2.61
Adjusted Net Income(2)	$47.0	$40.8	$171.0	$136.0
Adjusted Net Income(2) per share	$0.32	$0.31	$1.19	$1.08

	As at December 31,
	2012	2011
Cash and cash equivalents	$631.7	$794.1
Working capital	822.4	851.1
Total Assets	3,243.9	2,901.0
Total Shareholders’ Equity	$3,149.1	$2,834.2

(1)             Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments. See Non-IFRS Measures at the end of this press release.

(2)             Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. See Non-IFRS Measures at the end of this press release.

This press release contains forward-looking statements.  Reference should be made to the Cautionary Statement on Forward Looking Information at the end of this press release.

David Harquail, President and CEO, commented:

“This is our fifth full-year set of financial results since Franco-Nevada was reborn as a public company with our IPO in late 2007.  The last five years have proven that our business model, with its focus on gold royalties and streams, can create tremendous shareholder value.  We experienced our best year in 2012 with record Revenues and Adjusted Net Income. Our Cobre Panama and Weyburn transactions in 2012 have added cornerstone assets with expected lives of 40 or more years.  We recorded an impairment on our Arctic Gas resource assets to reflect the current markets.

We expect our existing portfolio will continue to generate a growing number of ounces over the next five years. We continue to see good opportunities to further supplement this growth with further investments and, with our recently expanded credit facility, we are well-positioned with approximately $1.4 billion of capital available for further investments.”

Portfolio Highlights & Outlook

Details of the individual revenue contributions by asset and commodity can be found in our Management’s Discussion and Analysis, Annual Information Form and Form 40-F available on our web site.

2012 Portfolio Highlights

•                  Gold — U.S.:  Revenue increased to $101.7 million in 2012, compared to US$87.4 million in 2011, primarily due to higher net profits at Goldstrike and higher production at Bald Mountain.

•                  Gold — Canada: Revenue increased to $46.0 million in 2012, compared to US$32.4 million in 2011, primarily due to higher production from our Golden Highway assets and higher contributions from Hemlo where our net profit interest (“NPI”) reached payout supplementing a revenue royalty.

•                  Gold — Australia:  Continued growth at our Australian assets was primarily due to the commencement of production at the Garden Well mine in addition to the original Moolart Well mine, both covered by our Duketon royalty, and an addition to our royalty over the Bronzewing gold project in early 2012.

•                  Gold — Rest of World:  Revenue decreased to $161.3 million in 2012, compared to US$177.5 million in 2011, primarily due to the completion of minimum payment obligations by Cooke 4 (Ezulwini) in 2011 and production interruptions in South Africa which were resolved in November. Palmarejo had slightly lower production but remained the largest revenue generator before the deduction for the cost of stream ounces. Higher royalty revenues were realized from Tasiast, Edikan (a recent acquisition) and Subika where operations surpassed an aggregate production threshold in 2012.

•                  PGM Assets:  Revenue decreased to $60.7 million in 2012, compared to $63.9 million, due to lower average PGM prices and lower production from Stillwater partially offset by higher production from the Sudbury assets.

•                  Oil & Gas Assets: Revenue increased to $40.9 million in 2012, compared to $34.9 million in 2011, primarily due to additional investments at the Weyburn Unit but revenue growth was muted by a higher price discount for Canadian oil.  2012 oil & gas revenue was generated 95% from oil and 5% from gas.

2013 Guidance

•                  Guidance - The Corporation is expecting to receive a total of 215,000 to 235,000 gold equivalent ounces from its mineral assets and $55-$65 million in revenue from its oil & gas assets. This compares to approximately 230,000 gold equivalent ounces received from mineral assets and $40.9 million in revenue recorded from oil & gas assets in 2012.  Of the 215,000 to 235,000 gold equivalent ounces, the Corporation expects to receive 100,000 to 110,000 gold equivalent ounces in 2013 under its various stream agreements compared with 114,000 ounces in 2012.

Gold equivalent royalty and stream ounces are estimated for gross ounces, and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Corporation. Platinum and palladium metals have been converted to gold equivalent ounces using commodity prices of $1,600/oz Au, $1,600/oz Pt and $725/oz Pd.  The WTI oil price is assumed to average $90 per barrel with similar price discounts for Canadian oil as experienced in 2012.  2013 guidance assumes the continued steady state of operations from its assets and is also based on the assumptions set out below.

•              Gold — U.S.:  Goldstrike royalty ounces for 2013 are expected to be lower than 2012.  Barrick announced that construction activities surrounding its thiosulfate project are expected to reduce capacity at the autoclave facility.  As well, Barrick announced higher expected capital expenditures during 2013.  These developments will impact our NSR royalty ounces and NPI royalty ounces, respectively but the investment is expected to accelerate production from stockpiles and benefit future royalty revenues.  At Gold Quarry, the Company expects higher royalty ounces for 2013 than in prior years based on stockpiled ore.  Royalty ounces from Bald Mountain, Hollister and Mesquite are expected to be lower in 2013 due to mining sequencing at Bald Mountain, creditor protection activities at Hollister and mining on ground that attracts a lower royalty at Mesquite.

•                                          Gold — Canada:  Detour Lake poured its first gold in February 2013. Detour Gold Corporation (“Detour”) announced that it expects to produce 350,000 to 400,000 ounces of gold in 2013 from Detour Lake on which the Corporation has a 2% NSR.  At Hemlo, the Corporation’s NPI on the down dip extension of the mine is expected to benefit from a full year of production as initial capital costs have been recovered. At Timmins West, where the Corporation has a 2.25% NSR, Lake Shore announced that it expects to produce 120,000-135,000 ounces of gold in 2013 and reach its full production rate of 140,000 to 160,000 ounces by the end of 2013.

•                                          Gold — Australia:  Duketon gold production is expected to increase with Moolart Well being supplemented by a full year of Garden Well production. The operator, Regis Resources Ltd. (“Regis”), has announced plans to add a third operation, Rosemont, later in 2013.

•                                          Gold — Rest of World:  Palmarejo is expected to remain a significant revenue contributor and Coeur d’Alene Mines Corporation (“Coeur”) has forecasted 2013 gold production of 98,000 to 105,000 ounces. The Corporation’s 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions (“MWS”), the Corporation expects increased stream ounces in 2013 compared to 2012 reflecting fewer expected interruptions under the new ownership of AngloGold Ashanti Limited (“AngloGold Ashanti”). At Tasiast, where the Corporation has a 2% NSR, Kinross Gold Corporation (“Kinross”) has announced that it expects a reduction in its overall production for 2013 citing lower grades. Kinross’ updated pre-feasibility study for a mill expansion is expected in 2013. At Subika, royalty ounces are expected to be higher in 2013 as a full year of production will be earned as Subika surpassed aggregate production hurdles in Q3 2012. At Edikan, where the Corporation has an effective 1.5% NSR, Perseus Mining Limited has announced 2013 gold production guidance of 209,000 to 229,000 ounces.  At Cooke 4 (Ezulwini) the operation resumed production in November 2012 and fewer production interruptions are expected in 2013.

•                                         PGMs:  Sudbury stream ounces are expected to decline in 2013 as the operator, KGHM International Ltd. (“KGHM”) confirmed its intention to put Podolsky on care and maintenance. In addition, KGHM is expected to continue to focus on mining nickel ore at McCreedy which does not generate payable PGMs attributable to the Corporation. Development is ongoing at Morrison and production is expected to increase in 2013. At Stillwater, 2013 royalty ounces are expected to be consistent with historical levels.

•                                          Other minerals:  At the Peculiar Knob iron-ore project in South Australia, production has begun and the Corporation expects to receive full-year revenue in 2013.

•                                          Oil & Gas:  The Corporation expects 2013 revenue to be higher at $55 million to $65 million. This reflects the additional investments in the Weyburn Unit in 2012 offset partly by a price discount for Canadian oil.

•                                          Investments:  The Corporation expects to fund approximately $270.0 million in 2013 in connection with its precious metals stream agreement on Cobre Panama.  The Corporation has assumed no material changes to the timing or development of the project should First Quantum Minerals Ltd.’s (“First Quantum”) bid for Inmet Mining Corporation (“Inmet”) be successful.

Five Year Outlook (2017)

Our five year outlook is based upon the respective operators’ public projections for each asset. Using the same commodity price assumptions as for 2013 and assuming no other acquisitions, the Company expects its existing portfolio to generate by 2017 between 300,000 to 325,000 gold equivalent ounces and $70 to $80 million in oil & gas revenues.  This outlook is also based on the following assumptions:

•                  Detour Gold:  The outlook assumes the successful commissioning of the new operation to produce on average 657,000 ounces per year over the life of mine. No further expansion has been assumed within the next five years.

•                  Tasiast:  The outlook assumes no material expansion within the five year period as expansion plans have not been publicly disclosed. Production levels in 2017 are assumed to be comparable to current production levels.

•                  Cobre Panama: The outlook assumes a successful commissioning of the Cobre Panama project with a full year of production in 2017 as projected by Inmet. In the event that First Quantum’s bid for Inmet is successful, the outlook assumes no material changes to the timing or development of the project. No further expansions are incorporated in this period. In December 2012, Inmet announced updated reserve and resource estimates for its Cobre Panama project as well as an extension to the estimated mine life.  The expected mine life of the Cobre Panama project based on a revised mine plan has been extended to 40 years from 31 years.

•                  New mines:  The outlook assumes new mines will be contributing to the portfolio at levels close to the current operator’s projections at Rosemont (owned by Augusta Resource), Phoenix (owned by Rubicon Minerals), Agi Dagi (owned by Alamos Gold), Perama Hill (owned by Eldorado Gold), Duketon (comprising Rosemont and Erlistoun and owned by Regis Resources) and Peculiar Knob (owned by Arrium Limited). Increased production is expected by 2017 at Subika (operated by Newmont Mining) and Holt (operated by St Andrews).  Lower production is expected by 2017 at Palmarejo and Goldstrike.  New Prosperity has not been included in the guidance to 2017 pending progress on permitting.

•                  Oil & gas:  The outlook assumes the ongoing enhanced oil recovery capital program at Weyburn and Canadian oil price differentials returning to historic norms.

•                  Beyond 2017: The Company expects to incorporate expansions at its Tasiast, Detour and Cobre Panama assets in its future guidance. Receipt of permits at New Prosperity would provide a material added contribution.

Financial Results

Revenue

•                  Revenue was $114.1 million for the fourth quarter of 2012 compared with $118.5 million for the fourth quarter of 2011. The decrease in revenue for the quarter was partly attributable to lower production at Palmarejo and the completion of minimum stream payments from Cooke 4 (Ezulwini) in 2011. These decreases were partially offset by higher revenue from Goldstrike which contributed $19.4 million to revenue in Q4 2012.

•                  Revenue for 2012 was $427.0 million compared with $411.2 million for 2011, an increase of 4%. Growth in revenue for the year was driven by higher production at Goldstrike, higher average commodity prices and recent acquisitions.

•                  Revenue for the fourth quarter was earned 87% from precious metal assets (74% gold; 13% PGMs), 11% from oil & gas (10% oil; 1% gas) and 2% from other minerals.  For 2012, precious metals revenue represented 89% (75% gold; 14% PGMs), oil & gas 10% (9% oil; 1% gas) and 1% for other minerals. For 2012, geographically, 83% of revenue came from North America (28% US, 31% Canada and 24% Mexico), 12% from Africa, 4% from Australia and 1% from other jurisdictions. The components of revenue were earned as follows: 42% revenue-based, 45% streams, 9% profit-based, 3% working interests and 1% other.

Costs and expenses

•                  Costs of sales include the costs of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Costs of sales for the fourth quarter of 2012 were $13.7 million which included $10.3 million for the cost of stream ounces. Depletion and depreciation was $32.8 million compared with $33.2 million recorded in the fourth quarter of 2011. Depletion was lower due to lower depletion on Cooke 4 (Ezulwini), Gold Quarry and Palmarejo, partially offset by higher depletion on oil & gas assets, Goldstrike and the Sudbury assets.

•                  For the year ended December 31, 2012, costs of sales were $59.2 million compared to $63.3 million for the year ended December 31, 2011. The decrease was attributable in part to the lower volume of stream ounces received during 2012 from our international stream properties. The decrease was partially offset by higher oil & gas production taxes attributable to the acquisition of Weyburn Unit working interest and higher Nevada net proceeds taxes as higher revenue was generated from our Nevada royalties.

•                  During the fourth quarter, the Company recorded impairment charges of $74.1 million on its Arctic Gas assets. Given the nature of the exploration assets and development profile, management determined that indications of impairment were evident and completed an impairment analysis. In addition, the Company recorded $8.6 million in impairment charges related to certain long-term investments held which experienced a significant or prolonged decline in their value. Please refer to the Company’s annual consolidated financial statements and management’s discussion and analysis for a more detailed discussion.

•                  Income tax expense was $10.9 million and $52.3 million for the three and twelve months ended December 31, 2012, respectively.

Net Income

•                  Net loss for the fourth quarter of 2012 was $33.1 million, or $0.23 per share, and Adjusted Net Income(2) for the fourth quarter was $47.0 million, or $0.32 per share. For the year ended December 31, 2012, net income was $102.6 million, or $0.72 per share, compared with a net loss of $6.8 million, or $0.05 per share, for 2011. Adjusted Net Income(2) for the year ended December 31, 2012 was $171.0 million, or $1.19 per share, compared with $136.0 million, or $1.08 per share, for the year ended December 31, 2011.

•                  Adjusted EBITDA(1) was $93.7 million, or $0.65 per share, and $347.8 million, or $2.43 per share, respectively, for the three and twelve months ended December 31, 2012. Our definitions of these non-IFRS financial measures and the reconciliations to IFRS measures can be found in the Company’s Annual Management’s Discussion and Analysis and at the end of this press release.

Statement of Financial Position

•                  As at December 31, 2012, Franco-Nevada had a strong financial position with cash, cash equivalents and short-term investments of $779.9 million, working capital of $822.4 million, investments valued at $108.4 million, of which $73.9 million are held in publicly traded equity investments and no debt or hedges. On January 23, 2013, the Company replaced its $175 million credit facility with a four year $500 million unsecured revolving credit facility which is currently undrawn.

Dividend Declaration

•                  Today, the Board of Directors of Franco-Nevada declared the monthly dividend of $0.06 per share for each of April, May and June 2013.  The April dividend will be paid on April 25, 2013 to shareholders of record on April 11, 2013, the May dividend will be paid on May 30, 2013 to shareholders of record on May 16, 2013 and the June dividend will be paid on June 27, 2013 to shareholders of record on June 13, 2013.

•                  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on March 19, 2013.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Shareholder Information and Investor Day

The complete Annual Consolidated Financial Statements and Management’s Discussion and Analysis will be available on Franco-Nevada’s website at www.franco-nevada.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

An Investor Day and conference call is planned for tomorrow, Wednesday, March 20, 2013, at 10:00 a.m. Eastern Time to discuss the Q4 2012 results as well as provide further background and details on the Company’s asset portfolio and outlook.

Interested investors are invited to participate as follows:

•                  In Person:  St Andrew’s Club & Conference Centre, 27th floor, 150 King Street West, Toronto.  Participants are asked to RSVP via info@franco-nevada.com.

•                  Via Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Investor Day.

•                  Conference Call Replay: A recording will be available until March 27, 2013 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 18181024.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada is a gold focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.  Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

FORWARD LOOKING STATEMENTS

Certain information contained in this press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.  Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s Annual Information Form, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR.

Non-IFRS Measures Reconciliation

	Three months ended December 31,		Year ended December 31,
(in millions except per share amounts)	2012	2011	2012	2011

Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Income tax expense	10.9	4.5	52.3	45.9
Finance costs	0.2	0.2	1.1	2.3
Finance income	(1.4)	(1.4)	(9.6)	(4.3)
Depletion and depreciation	32.8	33.2	126.7	130.6
Impairment on stream interests	74.1	151.2	74.1	151.2
Impairment on investments	8.6	17.5	8.6	17.5
Foreign exchange gains/losses and other expenses	1.6	(3.6)	(8.0)	3.1
Loss from equity investee	—	—	—	1.7
Gain on investments	—	(2.0)	—	(13.9)
Adjusted EBITDA	$93.7	$94.2	$347.8	$327.3

Basic Weighted Average Shares Outstanding	145.3	131.3	143.1	125.4
Adjusted EBITDA per share	$0.65	$0.72	$2.43	$2.61

Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Foreign exchange (gain) loss and other expenses, net of income tax	(0.5)	(0.3)	(0.1)	2.9
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(1.2)	—	(20.0)
Mark-to-market changes on derivative	1.4	(2.1)	(7.2)	—
Loss from equity investee, net of income tax	—	—	—	1.7
Impairment of stream/royalty interests	74.1	130.2	74.1	130.2
Impairment of investments	7.6	15.1	7.6	15.1
Transaction costs of Gold Wheaton, net of income tax	—	—	—	7.8
Foreign withholding taxes	—	4.5	(3.5)	4.5
One-time deferred tax recovery charge	(2.5)	—	(2.5)	—
Credit facility costs written off, net of income tax	—	—	—	0.6
Adjusted Net Income	$47.0	$40.8	$171.0	$136.0
Adjusted Net Income per share	$0.32	$0.31	$1.19	$1.08